Aflac Incorporated 1st Quarter 2007 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2007	2006

Fixed charges:
Interest expense	$7,977	$4,915
Interest on investment-type contracts	3,548	2,716
Rental expense deemed interest	238	174

Total fixed charges	$11,763	$7,805

Earnings before income tax	$636,066	$574,426
Add back:
Total fixed charges	11,763	7,805

Total earnings before income tax and fixed charges	$647,829	$582,231

Ratio of earnings to fixed charges	55.1x	74.6x

EXH 12-1